ZEN Graphene Solutions Announces

Name Change to Zentek Ltd.

Guelph, ON - October 27, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, intellectual property development company focused on next-gen healthcare solutions, is pleased to announce that it has filed articles of amendment to change its name to "Zentek Ltd." (the "Name Change"). The Name Change was approved by shareholders of the Company at its annual and special meeting held on September 27, 2021. The Common Shares are expected to commence trading on the TSX Venture Change under the new name "Zentek Ltd." on or about November 1, 2021. The Company's symbol will remain "ZEN". A new CUSIP number has been obtained to replace the previous CUSIP number.

No action will be required by existing shareholders with respect to the Name Change. Certificates representing common shares of the Company will not be affected by the Name Change and will not need to be exchanged. The Company encourages any shareholder with any questions or concerns to contact the Company or to discuss any of the foregoing with their broker or agent.

About ZEN Graphene Solutions Ltd.

ZEN is an intellectual property development company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection, and treatment. ZEN is currently focused on commercializing ZENGuardTM, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The Company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei

Tel: (212) 655-0924

Email: mattb@coreir.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.